UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GREAT AMERICAN FAMILY PARKS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

 38983E-10-0

(CUSIP Number)

LARRY L. EASTLAND, GENERAL PARTNER

EDLA FAMILY LIMITED PARTNERSHIP

208 SOUTH ACADEMY AVENUE, SUITE 130-A

EAGLE, IDAHO 83616

(208) 342-6000

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

WITH COPIES TO:

RICHARD A. FRIEDMAN, ESQ.

SICHENZIA ROSS FRIEDMAN FERENCE LLP

1065 AVENUE OF AMERICAS

NEW YORK, NEW YORK 10018

Tel:(212) 930-9700

Fax:(212) 930-9725

February 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  38983E-10-0

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

EDLA Family Limited Partnership

20-2446888

2. Check the Appropriate Box if a Member of a Group (See Instructions):

        (a)     ☐          Not Applicable

        (b)     ☐

3. SEC Use Only

4. Source of Funds (See Instructions):  00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

                            Not Applicable

6. Citizenship or Place of Organization:          Idaho

    Number of             7.      Sole Voting Power:                5,000,000

    Shares

    Beneficially           8.      Shared Voting Power:                  0

    Owned by

    Each Reporting      9.      Sole Dispositive Power:        5,000,000

    Person With         10.      Shared Dispositive Power:           0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13. Percent of Class Represented by Amount in Row (11): 11.2%

14. Type of Reporting Person (See Instructions):  PN

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value (the "Common Stock"), issued by Great American Family Parks, Inc. (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 208 South Academy Avenue, Suite 130, Eagle, Idaho, 83616.

Item 2. Identity and Background.

This statement is being filed by EDLA Family Limited Partnership (“EDLA”), a family limited partnership controlled by Larry Eastland, the President, Chief Executive Officer and Chairman of the Issuer.  Larry Eastland is the general partner of EDLA.

The principal office and business address of EDLA and Larry Eastland is 208 South Academy Avenue, Suite 130-A, Eagle, Idaho, 83616.

The principal business of EDLA is ownership of certain assets for the benefit of its partners.

The principal business of Larry Eastland is President, Chief Executive Officer and Chairman of the Issuer.

EDLA and Larry Eastland have not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

EDLA is an Idaho limited partnership.

Larry Eastland is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

EDLA acquired the securities of the Issuer referred to in this Schedule from Larry Eastland, who had originally acquired such securities pursuant to a Share Exchange Agreement (the “Agreement”) between Great Western Parks LLC and Royal Pacific Resources, Inc. in December, 2003.

Larry Eastland subsequently transferred ownership of the securities to EDLA in 2005.

Item 4. Purpose of Transaction.

The securities referred to in this Schedule were transferred to EDLA for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. EDLA is holding the securities for the benefit of its partners.

Except as described above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

EDLA owns 5,000,00 shares of Common Stock, or 11.2% of the shares outstanding of the Issuer.

Mr. Eastland has the power to vote and direct the disposition of all shares of Common Stock of the Issuer owned by EDLA.

Except as set out above, neither EDLA nor Larry Eastland has effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3, above.

Item 7. Material to be Filed as Exhibits.

99.1

Stock Purchase Agreement between Great Western Parks, LLC and Royal Pacific Resources, Inc. dated December 19, 2003 (as incorporated by reference to Form SB-2 filed with the Securities and Exchange Commission on August 4, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2006

EDLA Family Limited Partnership /s/Larry Eastland Larry Eastland General Partner

3